No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 10, 2006

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
1401 McKinney, Suite 2400
Houston, TX 77010-4035

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2006

Re: Halliburton Company
Incoming letter dated January 9, 2006

Dear Mr. Metzinger:

This is in response to your letter dated January 9, 2006 concerning the shareholder proposal submitted to Halliburton by Global Exchange and John C. Harrington. We also have received a letter from Global Exchange dated January 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kirsten Irgens-Moller
Director
Global Exchange
2017 Mission Street, Suite 303
San Francisco, CA 94110

45012

cc: John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
PHONE 713.759.2600

January 9, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposals of:
Global Exchange and Harrington Investments, Inc. ("Harrington" and together with Global Exchange, the "Proponents")

Dear Sir/Madam:

The Proponents have submitted proposals and supporting statements to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company stockholders scheduled to be held on May 17, 2006. Six true and complete copies of each of the proposals and of this letter are enclosed as required by Rule 14a-8(j). The Global Exchange and Harrington proposals are identical and are hereinafter referred to as the "Proposal". The Harrington proposal was accompanied by a transmittal letter recognizing Global Exchange as the primary filer.

The Proposal contains a resolution by which shareholders would request that the Board of Directors of Halliburton Company prepare a report, at reasonable cost and omitting proprietary information, on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of such violations and investigations (referring to the five recital paragraphs in the Proposal that precede the resolution, which are summarized below) and the potential damage to Halliburton Company's reputation and stock value, and make the report available to investors by the 2007 annual meeting.

For the reasons detailed below, Halliburton Company intends to omit the Proposal from its 2006 proxy materials pursuant to Rule 14a-8. Halliburton Company requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton Company omits the Proposal from its 2006 proxy statement.

I. The Proposal is excludable as relating to Halliburton Company's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude proposals and supporting materials that relate to a company's ordinary business operations. The five recitals of the Proposal reference:

1. French government, Nigerian government, U.S. Department of Justice ("DOJ") and Commission investigations into allegations that Halliburton paid millions of dollars of bribes to Nigerian government officials;

2. Kuwait government, U.S. Department of Defense and the Pentagon's Defense Contract Audit Agency ("DCAA") investigations into Halliburton's billing practices;

3. Numerous, but not identified, investigations for fraud, and a reference to U.S. Coalition Provisional Authority and DCAA findings that Halliburton overcharged for goods and services provided in the Middle East;

4. U.S. Treasury Department's Office of Foreign Assets Control investigation of Halliburton's sales to Iran, prompting an investigation by the DOJ; and

5. U.S. Labor Department investigations into Halliburton pension plans and determination that there were pension law violations.

For the purposes of this Rule 14a-8(i)(7) discussion, the five recitals have been summarized as presented in the Proposal, without trying to clarify errors and ambiguities. Suffice it to say, the matters described in the five recitals, which are to be the subject of the proposed report referred to in the resolution in the Proposal, all refer to government or government agency investigations, so the essence of the Proposal is compliance with law.

The Staff has determined on numerous occasions that proposals pertaining to compliance with laws, requesting implementation of policies regarding compliance with laws, or requesting reports on matters relating to a company's ordinary business operations are excludable under Rule 14a-8(i)(7). See *Monsanto Company* (November 3, 2005) (proposal requesting that the board establish an ethics oversight committee to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act, may be excluded as relating to its ordinary business operations (i.e. general conduct of a legal compliance program)); *NSTAR* (November 29, 2005) (proposal requesting a report on ordinary business operations may be excluded under Rule 14a-8(i)(7)); *Costco Wholesale Corporation* (December 11, 2003) (proposal requesting that the board develop a thorough Code of Ethics that would address issues of bribery and corruption and report on this Code could be excluded as relating to ordinary business operations); *Chrysler Corporation* (February 18, 1998) (proposal requesting that the board initiate a review of the company's code or standards for its international operations and prepare a report to be made available to shareholders could be excluded under Rule 14a-8(c)(7)); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting that the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors could be excluded as relating to ordinary business operations); and *Lockheed Martin Corporation* (January 29, 1997) (proposal mandating that the board evaluate whether the company has a legal compliance program that reviews conflicts of interest and the hiring of former government officials and employees and report on its findings could be excluded under Rule 14a-8(c)(7)).

Halliburton Company has a comprehensive Code of Business Conduct, which is available on its website, www.halliburton.com. The Code contains a general policy on compliance with laws, and includes, among others, specific policies on commercial bribery, U.S. federal government contracting, and export administration, which policies cover the matters identified in the five recitals. Halliburton Company has adopted a number of other corporate policies as well. As provided for in its charter, the Audit Committee of the Board of Directors receives and reviews reports from Halliburton Company management relating to legal and regulatory matters that may have a material impact on Halliburton Company's financial statements and Halliburton Company compliance policies and receives reports relating to on-going monitoring programs, including the Halliburton Company Code of Business Conduct and compliance with policies of Halliburton Company.

The nature of the Proposal is compliance with laws. Because of the actions of Halliburton Company, its management and the Audit Committee of the Board of Directors in maintaining policies related to, and monitoring Halliburton Company's compliance with, applicable laws, the report is excludable under Rule 14a-8(i)(7) as pertaining to Halliburton Company's ordinary business operations.

II. The Proposal has been substantially implemented.

Rule 14a-8(i)(10) provides that proposals can be excluded if they have been substantially implemented. As described above, Halliburton Company maintains policies related to, and monitors its compliance with, applicable laws. Further, Halliburton Company has provided disclosure in its periodic reports filed on Form 10-K and Form 10-Q on the material matters referred to in the Proposal, which are easily accessible by investors. Because Halliburton Company in the ordinary course of its business has already substantially addressed the matters which are the subject of the Proposal, the Proposal can be excluded under Rule 14a-8(i)(10) as substantially implemented.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton Company intends to file its 2006 proxy statement and form of proxy on or about April 3, 2006. Halliburton Company submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton Company hereby notifies the Proponents of Halliburton Company's intention to omit the Proposals from Halliburton Company's proxy statement and form of proxy for the 2006 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623) or Margaret E. Carriere, Senior Vice President and Secretary (713-759-2617).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Kirsten Irgens-Moller, Global Exchange (via facsimile 415-255-7498)
John C. Harrington, Harrington Investments, Inc. (via facsimile 707-257-7923)

R:\LEGAL\SEC\stockholder proposals 2006 proxy\Global Exchange proposal no-action letter 010906.doc

HARRINGTON
INVESTMENTS, INC.

December 1, 2005

DEC 02 2005

David J. Lesar
Chairman of the Board, President and CEO
Halliburton
5 Houston Center
1401 McKinney Suite 24000
Houston, TX 77010

Dear Mr. Lesar:

Re: Shareholder Resolution

In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, I am co-filing the enclosed shareholder resolution for inclusion in our company's 2006 proxy material. I am the beneficial owner of 100 shares of Halliburton stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2006 annual meeting of shareholders. I will be providing verification of my ownership position.

I recognize Global Exchange as the "primary filer" of this resolution. Please copy correspondence to me. We look forward to your response. Should you have any questions or comments, please contact Peri Payne at 707.252.6166.

Sincerely,

John C. Harrington
President

Encl. Resolution Text

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923

Halliburton Shareholder Proposal 2006

WHEREAS, the French government, the Nigerian government, the U.S. Department of Justice, and the U.S. Securities and Exchange Commission conducted investigations into allegations that Halliburton paid millions of dollars in bribes to Nigerian government officials.

WHEREAS, the Kuwaiti government, the U.S. Department of Defense, and the Pentagon's Defense Contract Audit Agency conducted investigations into Halliburton's billing practices.

WHEREAS, Halliburton has been the subject of numerous investigations for fraud. Both the U.S. Coalition Provisional Authority and the Defense Contract Audit Agency found Halliburton had overcharged for goods and services provided in the Middle East.

WHEREAS, the U.S. Treasury Department's Office of Foreign Assets Control investigated Halliburton's sales to Iran, a country believed to be sponsoring terrorism, thus prompting a criminal investigation by the Department of Justice since it is illegal to conduct business with U.S. enemies.

WHEREAS, the U.S. Labor Department investigated Halliburton's pension plans and determined that U.S. pension law had been violated.

RESOLVED, shareholders request that the directors of the Board of Halliburton Company prepare a report, at reasonable cost and omitting proprietary information, on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of such violations and investigations and the potential damage to our company's reputation and stock value. The report should be available to investors by the 2007 annual meeting.

Supporting Statement

On September 22, 2005, nineteen members of Congress sent a letter to President Bush stating that Halliburton is not a responsible company and therefore should not be awarded government contracts for hurricane damage and reconstruction. The final paragraphs of their letter illustrate the growing public perception of our company:

> "We believe the administration is obligated to protect the interests of taxpayers and the victims of this disaster by immediately suspending Halliburton from eligibility for federal contracts. The company's shoddy record is replete with numerous violations that separately and together constitute a sufficient basis for suspension, including the suspected crimes of bribery, bid rigging, trading with nations believed to sponsor terrorism, cost overcharges and fraud in performing military contracts.
>
> "The government holds a trust for the American people, and particularly in times of national emergency, as in the wake of Hurricane Katrina, it must ensure the considerable expenditures it makes on disaster relief actually benefit the victims and are not siphoned off by dishonest, fraudulent and/or irresponsible contractors."

This letter is a clear example of how the company's pattern of behavior can directly affect Halliburton's business and therefore shareholder value. A report would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

GLOBAL EXCHANGE

building people-to-people ties

November 30, 2005

DEC 01 2005

David J. Lesar
Chairman of the Board, President and CEO
Halliburton
5 Houston Center
1401 McKinney Suite 24000
Houston, TX 77010

Dear Mr. Lesar:

Re: Shareholder Resolution

As the executive director of Global Exchange, I am submitting the enclosed shareholder proposal on behalf of Global Exchange for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Global Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 100 shares of Halliburton stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2006 annual meeting of shareholders. I will be providing verification of our ownership position, and someone representing Global Exchange will attend the shareholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

K. Irgens-Moller

Kirsten Irgens-Moller,
Director Global Exchange

Encl.

Halliburton Shareholder Proposal 2006

WHEREAS, the French government, the Nigerian government, the U.S. Department of Justice, and the U.S. Securities and Exchange Commission conducted investigations into allegations that Halliburton paid millions of dollars in bribes to Nigerian government officials.

WHEREAS, the Kuwaiti government, the U.S. Department of Defense, and the Pentagon's Defense Contract Audit Agency conducted investigations into Halliburton's billing practices.

WHEREAS, Halliburton has been the subject of numerous investigations for fraud. Both the U.S. Coalition Provisional Authority and the Defense Contract Audit Agency found Halliburton had overcharged for goods and services provided in the Middle East.

WHEREAS, the U.S. Treasury Department's Office of Foreign Assets Control investigated Halliburton's sales to Iran, a country believed to be sponsoring terrorism, thus prompting a criminal investigation by the Department of Justice since it is illegal to conduct business with U.S. enemies.

WHEREAS, the U.S. Labor Department investigated Halliburton's pension plans and determined that U.S. pension law had been violated.

RESOLVED, shareholders request that the directors of the Board of Halliburton Company prepare a report, at reasonable cost and omitting proprietary information, on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of such violations and investigations and the potential damage to our company's reputation and stock value. The report should be available to investors by the 2007 annual meeting.

Supporting Statement

On September 22, 2005, nineteen members of Congress sent a letter to President Bush stating that Halliburton is not a responsible company and therefore should not be awarded government contracts for hurricane damage and reconstruction. The final paragraphs of their letter illustrate the growing public perception of our company:

> "We believe the administration is obligated to protect the interests of taxpayers and the victims of this disaster by immediately suspending Halliburton from eligibility for federal contracts. The company's shoddy record is replete with numerous violations that separately and together constitute a sufficient basis for suspension, including the suspected crimes of bribery, bid rigging, trading with nations believed to sponsor terrorism, cost overcharges and fraud in performing military contracts.
>
> "The government holds a trust for the American people, and particularly in times of national emergency, as in the wake of Hurricane Katrina, it must ensure the considerable expenditures it makes on disaster relief actually benefit the victims and are not siphoned off by dishonest, fraudulent and/or irresponsible contractors."

This letter is a clear example of how the company's pattern of behavior can directly affect Halliburton's business and therefore shareholder value. A report would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

GLOBAL EXCHANGE

building people-to-people ties

January 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Appeal of Halliburton Company's No-Action Request for a Shareholder Proposal Submitted for Inclusion in the Company's 2006 Proxy Material

This letter is in response to a letter dated January 9, 2006 from the Halliburton Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by Global Exchange and John C. Harrington (the "Proposal") from its proxy materials for the Company's 2006 Annual Meeting of shareholders. This Proposal was filed as a request for a report from the Board of Directors on the Company's policies and procedures to prevent future violations and investigations into the Company's business operations.

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(7),** which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

2. **Rule 14a-8(i)(10),** which states that the proposal may be omitted if the company has already substantially implemented the proposal.

I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. **Rule 14a-8(i)(7):** The Company argues that the Proposal qualifies as "ordinary business" because it relates to the "general conduct of a legal compliance program." However, this is not the case. Our proposal is asking for specific information concerning specific activities that have the potential to seriously affect our company's reputation and business opportunities. Illegal activities can significantly undermine shareholder value. It seems reasonable for the owners of a company to want to know how that company is going to prevent future illegal activities from happening.

2017 Mission Street, Suite 303, San Francisco CA 94110
t: 415.255.7296 f: 415.255.7498 www.globalexchange.org

2. Rule 14a-8(i)(10): The Company asks the Commission to omit our Proposal pursuant to this rule because they claim they have already "substantially implemented" the elements of the Proposal. The Company states that the information requested by the Proposal is already available to investors in forms filed with the SEC. However, on reviewing the information provided on these issues in the 10-Q filed for the quarter ending September 30, 2005, it is clear that this is simply an account of what happened and not an explanation of what has been implemented to prevent these problems from happening again in the future. Furthermore, we would argue that forms filed with the SEC do not give investors the same accessibility to information as a report made directly to shareholders, such as being included in a proxy statement.

The information provided by the Company does not provide an easily accessible report to shareholders on how its policies and procedures address the issues raised by the Proposal. Therefore, the Company has not substantially implemented the elements of the Proposal.

Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of Halliburton the right to vote on this important policy issue at its 2006 Annual Shareholders' Meeting.

Sincerely,

John C. Harrington
Treasurer Global Exchange

Cc: Bruce A. Metzinger, Halliburton

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 9, 2006

The proposal requests that the board of directors prepare a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value.

There appears to be some basis for your view that Halliburton may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Halliburton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Halliburton relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser